EXHIBIT 21

S1 Subsidiaries	State/Jurisdiction of Incorporations

Financial Consulting Services Group N.V.	Belgium Corporation
Mosaic Software Holding Ltd	UK Corporation
Postilion, Inc.	Florida Corporation
Postilion International Limited	UK Corporation
Regency Systems, Inc	Texas Corporation
S1, Inc.	Kentucky Corporation
S1 Belgium N.V.	Belgium Corporation
S1 Corporation (S) PTE Limited	Singapore Corporation
S1 CRM Solutions, Inc.	Delaware Corporation
S1 Deutschland GmbH	Germany Corporation
S1 Europe Holdings C.V.A.	Belgium Corporation
S1 Greater China Limited	Hong Kong Corporation
S1 Holdings, LLC	Delaware LLC
S1 Ireland Ltd.	Ireland Corporation
S1 Services India Pvt. Ltd	India Corporation
S1 UK Ltd.	UK Corporation
Software Dynamics, Incorporated	California Corporation
Temple Acquisition Corporation	Delaware Corporation
X/Net Associates, Inc.	New York Corporation